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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. One)*


                              SUCCESSORIES, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   864591102
           --------------------------------------------------------
                                 (CUSIP Number)

                          Marshall E. Eisenberg, Esq.
                            Neal, Gerger & Eisenberg
               Two North Lasalle Street, Chicago, Illinois 60602
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 18, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  7   Pages
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CUSIP No. 864591102                    13D                 Page 2  of 7    Pages
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-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

           Jack Miller Family Limited Partnership #1
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
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 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                  729,831
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                     0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                     729,831
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          729,831
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                         / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          10.5%  (See Item 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
          PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!




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CUSIP NO. 864591102               SCHEDULE 13D                      PAGE 3 OF 7
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                                       1


ITEM 1.           SECURITY AND ISSUER

                           This statement relates to (i) 412,371 shares of
                  Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), of Successories, Inc., an Illinois corporation (the "Issuer"), which currently are convertible into 412,371 shares of common stock, par value $.01 per share of the Issuer ("Common Stock") and (ii) 50,000 shares of Series B Convertible Preferred Stock, par value $.01 per share, of the Issuer ("Series B Preferred Stock"), which currently are convertible into 317,460 shares of Common Stock. The Issuer's principal executive offices are located at 2520 Diehl Road, Aurora, Illinois 60504.

ITEM 2.           IDENTITY AND BACKGROUND

                           This statement is filed on behalf of The Jack Miller
                  Family Limited Partnership #1, a Delaware limited partnership (the "Reporting Person"). The business address of the Reporting Person is 475 Half Day Road, Suite 100, Lincolnshire, Illinois 60069. The principal business of the Reporting Person is to hold, own, transfer or otherwise deal with the shares of Series A and Series B Preferred Stock and any other investment interests owned or that may be owned by the Reporting Person (including, but not limited to, exercising any and all management or other voting rights with respect to such investments) and any and all revenues, sales proceeds, and other receipts therefrom, and to conduct any other business or businesses as are permitted to be conducted by a limited partnership under the Delaware Revised Uniform Limited Partnership Act.

                           The general partner of the Reporting Person is the
                  Jack Miller Trust Dated January 18, 1984, a trust organized under the laws of the State of Illinois (the "General Partner"). The sole trustee of the General Partner is Jack Miller and the business address of the General Partner is the same as the Reporting Person.

                           During the last five years, neither the Reporting
                  Person nor the General Partner has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal


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CUSIP NO. 864591102               SCHEDULE 13D                      PAGE 4 OF 7
-------------------               ------------                      -----------


                  or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                           The Reporting Person purchased its 412,371 shares of
                  Series A Preferred Stock in May 1999 for a purchase price of $1,000,000 and its 50,000 shares of Series B Preferred Stock in October 1999 for a purchase price of $750,000. The source of such funds was capital contributions made by the partners of the Reporting Person.

ITEM 4.           PURPOSE OF THE TRANSACTION.

                           The Reporting Person acquired the shares of Series A
                  and Series B Preferred Stock that are the subject of this
                  Schedule 13D for investment purposes. In connection with the acquisition of Series A Preferred Stock, the Reporting Person became entitled to nominate one (1) person for election to the Board of Directors of the Issuer. Jack Miller has served as a director of the Issuer since May 28, 1999 as the nominee of the Reporting Person.

                           In connection with the acquisition of Series B
                  Preferred Stock, the Reporting Person became entitled to nominate two (2) additional persons for election to the Board of Directors of the Issuer, which (together with the rights the Reporting Person obtained in connection with its purchase of Series A Preferred Stock) entitle the Reporting Person to nominate three (3) persons for election to the Issuer's Board of Directors. Jack Miller continues to serve as a designee of the Reporting Person and the Reporting Person has not yet designated its other two (2) nominees for election to the Board of Directors of the Issuer. In addition, in connection with the Issuer's sale of Series B Preferred Stock (i) several persons resigned from the Issuer's Board of Directors, (ii) the Issuer agreed to reduce the size of its Board of Directors to seven (7) members, and (iii) Jack Miller was elected as Chairman of the Board of the Issuer. The Reporting Person intends to designate two (2) nominees for election to the Board of Directors of the Issuer to fill the vacancies created by the resignations.

                           Except as set forth in this Item 4, the Reporting
                  Person does not have any plans or proposals that relate to or would result in any of the matters identified in subparagraphs
                  (a) through (j), inclusive, of Item 4 of Schedule 13D.



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CUSIP NO. 864591102               SCHEDULE 13D                      PAGE 5 OF 7
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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) All ownership percentages set forth herein assume that there are 6,932,160 shares of Common Stock issued and outstanding. The Reporting Person beneficially owns 412,371 shares of Series A Preferred Stock, which currently are convertible into 412,371 shares of Common Stock, and 50,000 shares of Series B Preferred Stock, which currently are convertible into 317,460 shares of Common Stock (or 10.5% of the outstanding Common Stock).

                  (b) The Reporting Person has the sole power to vote and the sole power to dispose of the 412,371 shares of Series A Preferred Stock and the 50,000 shares of Series B Preferred Stock beneficially owned by it, and the Common Stock into which such shares of preferred stock are convertible.

                  (c) Neither the Reporting Person nor the General Partner has effected any other transactions in the Common Stock during the past 60 days.

                  (d)      None.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                           In connection with the Reporting Person's purchase of
                  Series A Preferred Stock, the Issuer, the Reporting Person, and certain other shareholders of the Issuer entered into a Registration Rights Agreement dated May 28, 1999. The Registration Rights Agreement provides to the Reporting Person and the other shareholders who are parties thereto with certain rights to require the Issuer to register for sale the shares of Common Stock issuable to the Reporting Person and such other shareholders (i) upon conversion of the Series A Preferred Stock, or (ii) as dividends in respect of the Series A Preferred Stock (and, upon conversion, in respect of the Common Stock). The Registration Rights Agreement also provides that, as long as any shares of the Series A Preferred Stock remain outstanding, the Issuer shall use its best efforts to nominate to the Board of Directors of the Issuer one (1) person designated by the majority of the outstanding Series A Preferred Stock, and the Issuer agrees to take all actions necessary and use all reasonable endeavors to ensure such designee's election to the Board. The holders of Preferred Stock have designated Jack Miller as their initial nominee.



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CUSIP NO. 864591102               SCHEDULE 13D                      PAGE 6 OF 7
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                           In connection with the Reporting Person's purchase of
                  Series B Preferred Stock, the Registration Rights Agreement was amended to (i) grant to the holders of the Series B Preferred Stock all of the same rights and privileges previously granted to the holders of Series A Preferred Stock, and (ii) obligate the Issuer to use its best efforts to elect to the Issuer's Board of Directors three (3) persons nominated by a majority of the holders of Series A and Series B
                  Preferred Stock, voting together as a separate class.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Amendment No. 1 to Registration Rights Agreement dated as of October 18, 1999.


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CUSIP NO. 864591102               SCHEDULE 13D                      PAGE 7 OF 7
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  October 21, 1999

                    JACK MILLER FAMILY LIMITED PARTNERSHIP #1

                                    By:  Jack Miller Trust Dated January 18,
                                         1984, its General Partner




                                    By:      /s/ Jack Miller
                                       -----------------------------------------
                                         Jack Miller, not individually but
                                         solely as trustee